SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                          3                           )*

SB Financial Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78408D105

(CUSIP Number)

December 30, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTERNAL

CUSIP No.	78408D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
Manulife Financial Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
N/A
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	None, except through its indirect, wholly-owned subsidiary, Manulife Investment Management (US) LLC.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	N/A ☐

11.	Percent of Class Represented by Amount in Row (9)	See line 9 above
12.	Type of Reporting Person (See Instructions)	HC

CUSIP No.	78408D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
Manulife Investment Management (US) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
N/A
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	488,115
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	488,115
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	488,115

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	N/A ☐

11.	Percent of Class Represented by Amount in Row (9)	6.97%
12.	Type of Reporting Person (See Instructions)	IA

INTERNAL

STATEMENT ON SCHEDULE 13G

Item 1.

	(a) Name of Issuer	SB Financial Group, Inc.

	(b) Address of Issuer’s Principal Executive Offices	401 Clinton Street, Defiance, OH 43512

Item 2.

	(a) Name of Person Filing	This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiary, Manulife Investment Management (US) LLC (“MIM (US)”).

(b) Address of Principal Business Office or, if none, Residence	The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MIM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.

	(c) Citizenship	MFC is organized and exist under the laws of Canada. MIM (US) is organized and exists under the laws of the State of Delaware.

	(d) Title of Class of Securities	Common Stock

	(e) CUSIP Number	78408D105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
MIM (US)	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
MFC	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	MIM (US) has beneficial ownership of 488,115 shares of Common Stock. Through its parent-subsidiary relationship to MIM (US), MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of class	Of the 7,001,339 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 4, 2022, MIM (US) held 6.97%.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.	.

(ii)	Shared power to vote or to direct the vote	Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.	.

(iii)	Sole power to dispose or to direct the disposition of	Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.	.

(iv)	Shared power to dispose or to direct the disposition of	Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.	.

Instruction. §240.13d-3(d)(1).	For computations regarding securities which represent a right to acquire an underlying security see

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person See Items 3 and 4 above

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

INTERNAL

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

February 9, 2023
Date

Signature

Susie Rafael
Name

Agent*
Title

Manulife Investment Management (US) LLC

February 3, 2023
Date

Signature

Paul Donahue
Name

Chief Compliance Officer
Title

*Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.

If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

INTERNAL

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation and Manulife Investment Management (US) LLC agree that the Schedule 13G (Amendment No.3) to which this Agreement is attached, relating to the Common Stock of SB Financial Group, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

February 9, 2023
Date

Signature

Susie Rafael
Name

Agent*
Title

Manulife Investment Management (US) LLC

February 3, 2023
Date

Signature

Paul Donahue
Name

Chief Compliance Officer
Title

*Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

INTERNAL